February 13, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Assistant Director
Sandra B. Hunter, Staff Attorney
Howard Efron, Staff Accountant
Jessica Barberich, Assistant Chief Accountant

Re:	Spirit Finance Corporation
Amendment No. 1 to Form S-11
Filed December 22, 2011
File No. 333-177904

Ladies and Gentlemen:

On behalf of Spirit Finance Corporation (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Amendment No. 1 to Form S-11, which was filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2011 (“Amendment No. 1”). For your convenience, we have also provided a courtesy package that includes eight copies of Amendment No. 2, four of which have been marked to show changes from the filing of Amendment No. 1 on December 22, 2011.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on January 17, 2012 (the “Comment Letter”), with respect to Amendment No. 1, and Amendment No. 2 has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to Amendment No. 2, except as otherwise noted below. The responses in this letter are based on information provided and representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

February 13, 2012

Risk Factors, page 15

As a result of acquiring C corporations in carry-over basis transactions.page 27

1.	Please advise us of your expected accounting treatment of the transaction with RAIT.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the proposed transaction with Redford Australian Investment Trust (“RAIT”) will be accounted for in accordance with the guidance relating to transactions between entities under common control outlined in ASC 805-50-15, which states that when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

The Company respectfully advises the Staff that the proposed transaction will occur in three steps: (1) Redford Holdco, LLC (“Redford”) will liquidate and distribute its shares of the Company pro-rata to its owners (RAIT and a combination of US investors); (2) RAIT will transfer its assets (which management expects will be solely comprised of shares of the Company’s common stock) to the Company in exchange for newly issued shares of the Company’s common stock; and (3) RAIT will liquidate and distribute the shares of the Company’s common stock to its owners.

As noted in the ASC 805-50-15 guidance, because transactions among entities under common control do not result in a change in control at the ultimate parent level, the ultimate parent’s consolidated financial statements will not be affected by a common control transaction. Any differences between the proceeds received or transferred and the carrying amounts of the net assets are considered equity transactions that would be eliminated in consolidation, and no gain or loss would be recognized in the consolidated financial statements of the ultimate parent. Furthermore, management does not expect there to be any difference between the proceeds received or transferred. Accordingly, the Company will record the transaction based on the carrying value of the net assets received and there will be no financial statement impact as a result of the transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 58 to 59

2.	We note your response to prior comment 16 which indicates that the ultimate ownership of Spirit Finance Capital Management, LLC (“SFCM”) is identical to that of Redford Holdco, LLC. It is still unclear to us how you determined that this was an acquisition of entities under common control. Please further tell us whether there was contemporaneous written evidence of an agreement that would result in a majority of each entities’ shares to be voted in concert. Additionally, please discuss the economic substance of the combination of SFCM into Spirit Finance Corporation.

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Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that prior to the dissolution of Spirit Finance Capital Management, LLC (“SFCM”), both the ultimate ownership and voting control of SFCM were identical to that of Redford.

As set forth in response 16 of the Company’s letter to the Staff dated December 21, 2011, prior to its dissolution, the ultimate ownership of SFCM was identical to the ultimate ownership of Redford. This ownership also dictates the voting control of each entity. Under the terms of Redford’s Second Amended and Restated Limited Liability Company Agreement, directors are designated by specific members or groups of members. Each director is entitled to cast a number of votes that is proportionate to the number of vested voting securities of Redford owned by the member or members that designated such director (if a member or group of members has the right to designate two or more directors, the votes of that member or group of members are allocated evenly among the directors designated by that member or group of members). Under the terms of SFCM’s Second Amended and Restated Limited Liability Company Agreement, all voting securities of SFCM were held by SFCM Holdco, LLC, a Delaware limited liability company that is wholly-owned by Spirit Finance Capital Management Trust, an Australian trust. Each member of Redford held a voting interest in Spirit Finance Capital Management Trust equal to its ownership and voting interest in Redford. As a result, the voting control of SFCM was identical to the voting control of Redford. The Company considers the organizational documents described above to be contemporaneous written evidence of agreements that would result in a majority of each entities’ securities to be voted in concert. Therefore, the Company believes the guidance of ASC 805-50-45-2 was appropriately applied as an acquisition under common control.

The combination of SFCM and the Company was consummated in large part because the Company believes that the capital markets may be more receptive to the transparency provided by an internally-managed REIT. Notably, the lenders of the Company’s term loan C, which will participate in the debt conversion that will occur upon completion of the Company’s initial public offering (the “IPO”), suggested that the internalization of the management of the Company would improve the marketability of an equity offering of the Company, and, as a result, such lenders required the internalization of management of the Company as a pre-condition to the debt conversion. Furthermore, the Company’s strategic objectives in March 2008 when its personnel became employed by SFCM, which included the possibility of management by SFCM of other REITs, were never executed. The externalization of the management of the Company became unnecessarily burdensome to manage and non-customary in today’s market, and, as a result, a determination was made to combine SFCM and the Company.

The combination itself was accomplished through an asset purchase. SFCM’s employees also again became employees of the Company. The purchased assets consisted primarily of office furniture and equipment and operating receivables/prepaid items. The Company also assumed $0.6 million in various employment-related liabilities, primarily vacation and incentive compensation accruals for approximately 35 employees. The net cash purchase price paid by the Company totaled approximately $9,000. The net cash purchase price is less

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than two hundredths of one percent of the Company’s total assets as of June 30, 2011, which was the effective date of the combination.

During the period in which SFCM managed the Company, the Company paid SFCM various management fees under the terms of the management agreement. As a result of the combination of SFCM and the Company, the management fees were eliminated and the actual expenses of SFCM were consolidated into the expenses of the Company. Consequently, the primary impact of the combination of SFCM and the Company on the Company’s consolidated financial statements was to slightly increase average annual total expenses by approximately $1.4 million (less than 0.4% annually) over the more than three years during which the Company was managed by SFCM; this increase is a result of SFCM incurring more expenses than were reimbursed by Company through management fees.

Business and Properties, page 93

Risk Management, page 100

Historical Summary of Tenant Financial Distress Portfolio, page 102

3.	Please explain to us how the amounts of realized and estimated losses related to your tenant financial distress portfolio tie into your historical financial statements. Provide us with your proposed clarifying disclosure.

Response: In response to the Staff’s comment, the Company has supplemented its disclosure on pages 105 and 106 to explain why the Company believes that its tenant financial distress portfolio loss analysis provides useful information to investors regarding the Company’s risk management.

The Company calculates realized and estimated losses on its tenant financial distress portfolio based on the decrease in the total amount of cash generated (or expected to be generated) by an asset after it has been placed in the tenant financial distress portfolio relative to its original gross investment in the asset. As disclosed, the Company includes an asset in its tenant financial distress portfolio when a tenant bankruptcy or tenant non-performance under its lease results in the Company’s possession of the relevant asset. In calculating the cash generated (or expected to be generated) by an asset in the tenant financial distress portfolio, the Company includes the sales price of the asset (if the asset is sold), lease payments from a new tenant after re-lease, lease payments from any lease amended in bankruptcy, relief of debt obligations (if an asset is disposed of in a deed-in-lieu transaction) and any lease termination fees or interim rental payments received from a short-term tenant after inclusion of the asset in the tenant financial distress portfolio. The Company respectfully submits that its methodology for calculating actual and estimated losses on its tenant financial distress portfolio is accurately disclosed in footnote 2 under the caption “Business and Properties—Risk Management—Tenant Financial Distress Risk—Historical Summary of Tenant Financial Distress Portfolio.”

For purposes of calculating realized and estimated losses on its tenant financial distress portfolio, the Company estimates the loss as a result of a reduction in contractual cash rental rate by multiplying the Company’s original gross investment by the percentage reduction in

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rent. The Company believes this calculation estimates the loss sustained on its original gross investment as a result of the reduction in contractual cash rental rate compared to the amount expected to be received by the Company under the contractual arrangements in place at the time the asset was included in the tenant financial distress portfolio. By way of example, based on the most simple case, where the Company’s original gross investment in a property is $100, the in place lease rate was $10, and a lease amendment after the property becomes financially distressed results in a new lease rate of $7, the Company has calculated a loss on its original gross investment of 30% or $30, even where the amended lease rate would result in the recovery by the Company of its full investment over the term of the new lease.

As disclosed, the Company believes that it is appropriate to use its original gross investment when calculating realized and estimated losses on its tenant financial distress portfolio and evaluating the historical performance of the Company’s investment decisions because original gross investment does not include subsequent adjustments to the net carrying value of its investments arising from its July 2007 privatization and accumulated depreciation, which the Company believes are not indicative of the performance of investment decisions over time. The Company does not believe that there is a single GAAP measure that is comparable to the Company’s analysis. However, the Company recognizes that impairment of tangible and intangible real estate property, losses on sale of real estate, depreciation on real property, amortization of lease intangibles and provisions for loan losses are GAAP measures that may be relevant. For the reasons discussed below, the Company’s methodology for calculating realized and estimated losses on its tenant financial distress portfolio may cause more or less losses to be recognized with respect to a particular distressed asset than would be recognized under the GAAP measures mentioned in the preceding sentence.

First, as disclosed, the Company’s analysis is utilized as a risk management tool and therefore only includes assets in its tenant financial distress portfolio. For instance, when the Company has sold assets that were not included in its tenant financial distress portfolio at a loss, those losses have been recognized in the Company’s GAAP historical financial statements but not in the Company’s analysis relating to its tenant financial distress portfolio. As an example, during 2009, the Company recorded $30.5 million of losses triggered by held for sale accounting, but, because the assets giving rise to the losses were not included in the Company’s tenant financial distress portfolio, the losses were not included in its analysis of realized and estimated losses on its tenant financial distress portfolio.

Second, the net carrying value of an asset under GAAP does not correspond to its original gross investment used in the Company’s analysis due, in significant part, to purchase accounting. As a result of the Company’s July 2007 privatization, the carrying value of the Company’s real estate portfolio increased due to purchase accounting rules requiring each asset be recorded at its fair value as of the date of the privatization. In particular, the carrying value of the assets included in the Company’s tenant financial distress portfolio at the time of the privatization increased 6.4%, or $18.1 million, from the original gross investment used in the Company’s analysis. The majority of this increase was attributable to an increase in lease intangibles, including lease-in-place and above-and below-market leases. The lease

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intangibles for properties included in the Company’s tenant financial distress portfolio increased 230.7%, or $10.7 million, at the time of the privatization. The financial statement impact of this increase in carrying value results in additional expenses and losses under GAAP as the net carrying value of an asset is reduced through depreciation, amortization and/or impairment or when a loss is incurred upon sale of an asset. These expenses and losses are often magnified for distressed assets. In the case of the Company’s $15.3 million of lease intangibles for assets included in the tenant financial distress portfolio, $11.1 million was impaired or written off, $3.4 million had been amortized and an additional $0.3 million was recognized as loss on sale through September 30, 2011.

Finally, the timing and recognition criteria under which losses are recognized are different under GAAP than those used in the Company’s calculation of realized and estimated losses on its tenant financial distress portfolio. Under the Company’s analysis, a reduction in actual or expected contractual cash rental rate from an asset included in the tenant financial distress portfolio triggers the recording of a loss. Under GAAP, however, an impairment loss is only recorded if the expected undiscounted cash flows from an asset are less than the net carrying amount of that asset. Once that occurs, GAAP requires the asset be written down to fair value as defined under the standard. In a number of instances, the reduction in cash flows triggering a loss in the Company’s analysis was not sufficient to trigger an impairment loss under GAAP. Additionally, because the Company’s analysis excludes the impact of depreciation, the loss on a distressed asset sale may be greater as compared to GAAP, because the net carrying amount of the asset under GAAP is net of depreciation.

Lease Expirations, page 109

4.	We note your response to comment 25. While we acknowledge your representation that the company does not consider rent to square foot data, we continue to believe that the presentation of percentage of square footage expiring, alongside your disclosure of percentage of annual rent expiring, is useful in that it illustrates the impact of expirations on your occupancy rates. We therefore reissue the comment. If the company does not compute occupancy rates based on square footage, please advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not compute occupancy rates based on square footage; consequently, the disclosure of expirations by square footage will not provide an investor with information for a metric that is expected to be reported by the Company in the future. Generally, the Company considers annual rental revenue to be more meaningful in demonstrating the impact of single-tenant property lease expirations on the Company’s portfolio and financial performance. The Company does not believe that a percentage of square footage analysis is meaningful because of the diversity of industries and related uses, the range of geographic locations and the widely varying building square footages (buildings range from 672 square feet to 756,000 square feet) of properties in its portfolio. For example, annual rent per square foot for the Company’s industrial properties averages approximately $3.13, whereas annual rent per square foot for the Company’s convenience store properties averages approximately $136.75. Because of the significant variance in annual rent per square foot across different type of properties, a presentation of percentage of

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square footage for properties expiring on an annual basis would not provide an investor with meaningful information about the value of the expiring leases or effect of the expiration on the portfolio.

Biographical Summaries of Directors and Executive Officers, page 114

5.	We note your response to comment 28 of our letter dated December 7, 2011. Please provide us a list of the names of the 15 private companies.

Response: In response to the Staff’s comment, the Company advises the Staff that Kevin Charlton has served on or is currently serving on the boards of over 15 private companies and their subsidiaries. Mr. Charlton is currently on the board of directors of the Company, America’s Water Heater Rentals, Aviation Technical Services, Inc., Brek Manufacturing Company, Harley Marine Services, Inc., Utility Service Partners, Inc., Senior Living Investment Management Pty Ltd. and Basin Tools. In addition, Mr. Charlton previously served on the board of directors of Ecce Panis Inc., SupplyPro, Taurus Water Meter, Synthetic Industries, Inc., Aero Products, Playpower, Source Media, Fleetpride, Inc., Armacell Engineered Foam, CEME Manufacturing and Aircraft on Ground (AOG), Inc.

Financial Statements

Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements, pages F-7 to F-8

6.	Please explain the amounts adjusted from general and administrative expenses in adjustment (CC) in further detail and clarify how this adjustment complies with Article 11 of Regulation S-X.

Response: The Company respectfully advises the Staff that in accordance with Article 11 of Regulation S-X and as disclosed on page F-2 of the Pro Forma Condensed Consolidated Financial Information, the unaudited pro forma condensed consolidated financial statements of the Company include the pro forma adjustments necessary to give effect to certain transactions which include (1) the conversion of the Company’s outstanding term loan C indebtedness into shares of common stock of the Company upon the completion of the Company’s IPO and (2) repayment in full of the Company’s outstanding term loan B indebtedness with a portion of the net proceeds of the IPO. These two transactions will fully retire the term loan upon completion of the IPO.

As noted in Section 3210.1 of the Division of Corporation Finance Financial Reporting Manual, pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if that transaction had been consummated at an earlier time. In addition, Section 3230.4 of the Division of Corporation Finance Financial Reporting Manual states “adjustments shall give effect to events that are: . . . (c) expected to have a continuing impact.” As a result, all expenses related to the term loan (as described in adjustment (CC) to the Pro Forma Condensed Consolidated Financial Statements) included in both general and administrative expense and interest expense in the historical financial information

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presented should be removed, as these expenses would not have been incurred in those historical financial statements had the transaction been consummated as of the beginning of the historical periods and will not have a continuing impact on the Company’s financial statements.

The Company has revised the disclosure regarding adjustment (CC) on page F-8 of Amendment No. 2 to clarify the nature of expenses being removed and highlight the fact that the term loan was amended to allow the term loan C to be converted into common stock and that the term loan B will be repaid upon completion of an IPO transaction. Also, as requested, the following table provides additional detail regarding the expenses incurred in connection with the anticipated retirement of the term loan upon the completion of the IPO (dollars in thousands):

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
Consultant fees – term loan amendments	$6,045	$2,798
Legal fees – term loan amendments	1,181	826

Total term loan and related consulting expenses	7,226	3,624
Amortization (non-interest portion) of interest rate swap and other losses associated with the term loan	1,442	2,035

Total term loan related general and administrative expense	$8,668	$5,659

Consolidated Statements of Cash Flows, page F-13

7.	Please tell us your basis in GAAP for classifying the payment you made to terminate an interest rate swap within the financing activities section of your statement of cash flows.

Response: The Company respectfully acknowledges the Staff’s comment and, based on further review of the cash flow statement classification guidance regarding the related complex and non-recurring transaction, the Company has determined that the payment made to terminate the interest rate swap was presented in the financing activities section of the consolidated statement of cash flows for the year ended December 31, 2009 in error and should have been presented in the operating activities section of the statement for that year.

The Company did perform a qualitative and quantitative analysis of the materiality of the classification error. The Company’s qualitative analysis of the reclassification is as follows:

•	The classification of the termination payment had no impact on the Company’s compliance with any debt covenants or other contractual requirements.

•	The reclassification will not affect management’s compensation or determination thereof.

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•	The reclassification does not change a source into a use or vice versa for either the operating or financing activities section of the consolidated statement of cash flows for 2009.

•

The Company believes it is not likely that the judgment of a reasonable person relying upon its financial statements would have changed or been influenced by the error in classification on the consolidated statement of cash flows.

However, due to the quantitative materiality of the reclassification in relation to total net cash flows from both operating and financing activities (see summary below), the Company has determined that the classification error required a restatement of the consolidated statement of cash flows for the year ended December 31, 2009 in the accompanying Amendment No. 2 to Form S-11 (File No. 333-177904).

Quantitative Determination of Materiality (reclassification affects 2009 only):

2009
Reclassification as a percentage of Net cash provided by operating activities	(31.5)%
Reclassification as a percentage of Net cash used in financing activities	8.2%

The Company determined that this reclassification revealed a material weakness in its internal control over financial reporting as defined under Public Company Accounting Oversight Board Auditing Standard No. 5 and, as a result, has supplemented its risk factor disclosure on pages 25 and 26.

Notes to Consolidated Financial Statements, page F-14

Note 2 - Investments, page F-19

8.	You disclose that in 2009, 2010, and 2011 properties leased to a tenant were exchanged in nonmonetary transactions for other properties of equivalent value with the same tenant. Please tell us your accounting policy for these nonmonetary transactions and how you determined that the amount of the investments should remain unchanged.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s accounting policy for the non-monetary transactions is governed by ASC 845 (Nonmonetary Transactions). Under ASC 845 nonmonetary transactions are generally based on the fair values of the assets involved. However, subsection 845-10-30-3 states that if it lacks commercial substance, a nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value as discussed in ASC 360-10-40-4) of the assets relinquished, and not on the fair values of the exchanged assets.

During each of the years ended December 31, 2010 and 2009 and for the nine month period ended September 30, 2011, the Company exchanged $59.0 million, $3.9 million, and $0.6 million, respectively, of the net carrying amount of its properties with certain properties owned by two tenants. The Company believes that these nonmonetary transactions lack commercial substance as defined in the codification and therefore the properties should be

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measured based on the recorded amount of the nonmonetary assets relinquished. ASC 845-10-30-4 states that “[a] nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange.” Pursuant to ASC 845-10-30-4, an entity’s future cash flows are expected to significantly change if one the following criteria is met:

“a. The configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred.”

The nonmonetary transactions represent a limited number of exchanges of properties under unitary master leases with tenants. Master leases provide for the payment of one indivisible lease payment by the tenant in exchange for the rental of a number of properties in different locations. In certain situations, a tenant may have additional properties that are not owned by the Company (and therefore, not subject to the master lease) and it may be in the tenant’s best interest to offer to substitute certain properties the tenant owns for properties that the tenant leases from (and are owned by) the Company. The result of this nonmonetary exchange is that the new properties (now owned by the Company) become subject to the master lease. The tenant now owns the properties formerly owned by (and leased from) the Company and the Company now owns the exchanged properties. In each instance, the property types and estimated values are approximately the same, as evidenced by appraisals obtained by the Company prior to the exchanges. In addition, the lease payments due under the long-term master lease do not change. Consequently, the expected future cash flows from the properties are not expected to change as a result of the transaction.

For example, the tenant representing the vast majority of the Company’s nonmonetary transactions has a master lease with the Company with a term that extends through 2027. In addition, the tenant has multiple options to extend the lease through 2047 and the option to repurchase the properties at the Company’s cost. As a result of exchanges, the original term of the master lease did not change, the extension options did not change and the purchase option did not change. The long term of the lease means the majority of the expected cash flows are derived from the unchanged lease payments, particularly when calculated on a net present value basis. As a result of the unchanged long-term lease, the unchanged purchase option amount and the estimated comparable value of the exchanged properties, the configuration of the expected future cash flows does not differ significantly.

The only other tenant with whom the Company exchanged nonmonetary assets had a term lease through 2021, with an extension option through 2041. Again, the properties received were similar to the properties exchanged in both type and approximate value and the material terms of the master lease did not change as a result of the substitution.

“b. The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged. . . . An entity-specific value attempts to capture the value of an asset or liability in the context of a particular entity. For example, an entity computing an entity-

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specific value of an asset would use its expectations about its use of that asset rather than the use assumed by marketplace participants. If it is determined that the transaction has commercial substance, the exchange would be measured at fair value, rather than the entity-specific value.”

The Company’s entity-specific value is derived primarily from the long-term lease payments under the master lease and (to a lesser extent) a tenant’s purchase option of the property or the residual value of the property. As noted above, the tenants’ lease payments and purchase options did not change as a result of the exchanges and any residual value resulting from properties at the end of the leases which are not purchased is expected to be approximately the same, as evidenced by similar nature of the properties and the comparable values at the time of the exchanges. Consequently, the entity-specific value of the assets received does not differ from the entity-specific value of the assets exchanged in an amount which would be significant in relation to the fair values of the assets exchanged.

As a result of the foregoing analysis, the Company determined that the nonmonetary exchanges lacked commercial substance and therefore measured the exchanges based on the recorded amount of the assets relinquished under ASC 360-10-40-4. This standard requires the Company to perform an impairment test for the recoverability on the properties relinquished prior to the exchange. The estimates of future cash flows used in the test are based on the use of the assets as if the exchange transaction did not occur and the assets were held and used for their remaining useful life. Prior to the exchange, the properties relinquished represented a small group included under a master lease structure. The collective properties under a master lease serve as a group to generate joint cash flows to pay a single lease obligation. The results from the Company’s impairment tests indicated that the undiscounted cash flows under the master leases exceeded the current net book value of properties relinquished and therefore the Company did not record an impairment charge to the properties prior to the exchanges.

In accordance with the accounting literature discussed in this response, the nonmonetary transactions noted above were measured at the recorded value of the properties relinquished because the exchanges lacked commercial substance. The risk, timing or amount of the expected future cash flows prior to the exchange was not altered and the entity-specific values of the properties received were not significantly different than those transferred out. Additionally, the impairment test of the relinquished properties indicated no impairment was necessary prior to the exchanges.

Please be advised that, in connection with the Staff’s comments and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Finance Corporation
Peter M. Mavoides, Spirit Finance Corporation
Michael A. Bender, Spirit Finance Corporation
Edward Sonnenschein, Latham & Watkins LLP
Craig E. Chapman, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Bartholomew A. Sheehan, Sidley Austin LLP